SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d -1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a) (Amendment No. __)*

DIASYS CORPORATION
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

252838-10-7
(CUSIP Number)

Todd M. DeMatteo
DiaSys Corporation
49 Leavenworth Street Waterbury
Connecticut 06702-2115
Tel # (203) 755-5083

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 6, 2000
(Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1 (f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No.  252838-10-7                13D
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1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     J Virgil Waggoner, SSN ###-##-####
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)  [ ]
                                                            (b)  [ ]
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3   SEC USE ONLY
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4   SOURCE OF FUNDS*
                                PF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.A.
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NUMBER OF      7    SOLE VOTING POWER        1,145,410
SHARES      --------------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY    --------------------------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER        1,145,410
REPORTING   --------------------------------------------------------------------
PERSON WITH    10   SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT  BENEFICIALLY OWNED BY EACH REPORTING PERSON
     	1,145,410 shares of the Company's Common Stock.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                  [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 				18.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *

     IN
--------------------------------------------------------------------------------
     * SEE INSTRUCTIONS BEFORE FILLING OUT!






Item 1.   Security and Issuer.

     This statement relates to the common stock, par value $.001 per share ("Common Stock"), of DiaSys Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 49 Leavenworth Street, Waterbury, Connecticut 06702-2115.

Item 2.   Identity and Background.

     This statement is being filed by J. Virgil Waggoner, a United States citizen,whose business address is JVW Investments, Ltd., 1111 Bagby Street, Suite 2420, Houston, Texas 77002. Mr. Waggoner is President and Chief Executive Officer of JVW Investments, Ltd., a private company.

     During the past five years, Mr. Waggoner has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of judicial or administrative body of competent jurisdiction and, as result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     All of the securities of the Company owned by J. Virgil Waggoner are shares of the Company's common stock purchased by him using his own personal funds.

Item 4.   Purpose of Transaction.

All of the shares of Common Stock have been acquired for investment. The Reporting Person has not acquired the securities with any purpose, or with the effect of, changing or influencing the control of the Company, or in connection with or as a participant in any transaction having that purpose or effect. Any decision of the Reporting Person either to purchase additional shares of Company Common Stock or to dispose of any shares will take into account various factors, including general economic conditions and money and stock market conditions.

The Reporting Person currently does not have any plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule D.

Item 5.   Interest in Securities of the Issuer.

     (a) J. Virgil Waggoner is the owner of 1,145,410 shares of the Company's Common Stock. Mr. Waggoner is the beneficial owner of 1,145,410 shares of Common Stock, representing approximately 18.3% of the issued and outstanding shares of Common Stock of the Company. The percentage of shares of Common Stock reported owned by Mr. Waggoner is based upon 6,274,768 shares of Common Stock outstanding, as reported in the Issuer's Form S-3 as filed with the Securities and Exchange Commission on July 13, 2000.

    (b) Mr. Waggoner has sole power to vote and the sole power to dispose all of the shares of Common Stock held by him.




     (c) In the past 60 days, Mr. Waggoner effected transactions in Shares in open market transactions as set forth in the chart below.

Date                Number of Shares Purchased            Price Per Share
June 28, 2000       250,000                               $9.375
July 18, 2000       100,000                               $9.25
July 20, 2000        75,000                               $9.25

     (d) and (e): Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         None.




                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                                        /s/ J. Virgil Waggoner
Dated: July 26, 2000                              ------------------------------
       HOUSTON, TEXAS 				                                 	J. Virgil Waggoner
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